FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

67 Akti Miaouli
18537 Piraeus
Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated March 13, 2006 by Excel Maritime Carriers Ltd. (the "Company") announcing Results for the Fourth Quarter and for the Full Year 2005.

ADDITIONAL INFORMATION

None.

Contact:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

     http://www.excelmaritime.com

Excel Maritime Reports Results

for the Fourth Quarter and for the Full Year 2005

ATHENS, GREECE - March 13, 2006 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its results for the fourth quarter 2005 and for the full year ended December 31st 2005.

Fourth Quarter 2005 Results:

Total revenues for the fourth quarter 2005 amounted to $35.7 million, an increase of approximately 122% when compared to the $16.1 million earned during the fourth quarter of 2004. Net income for the fourth quarter 2005 amounted to $13.6 million versus $9.6 million for the same period in 2004, an increase of approximately 42%. EBITDA for the fourth quarter 2005 was $ 23.9 million compared to $ 10.0 million during the fourth quarter 2004. Please see later in this Press Release for a reconciliation of EBITDA to Net Income.

An average of 17.7 vessels were operated during the fourth quarter 2005 earning a blended average time charter equivalent rate of $ 19,992 per day.

Earnings per share basic and diluted for the fourth quarter 2005, calculated on 19,929,264 shares, were $0.68 compared to $0.80 in the fourth quarter of 2004, a decrease of 15%. The average number of shares in the fourth quarter of 2004 was 11,962,296.

The results of the fourth quarter 2005 included a gain of $2.5 million or $0.12 per share from the sale of  “Almar I", a Capesize bulk carrier of 107,140 dwt built in 1979 which was sold In December, 2005.

Full Year 2005 Results:

Total revenues for the full year 2005 amounted to $118.6 million, an increase of approximately 125% when compared to the $52.6 million earned during 2004. Net income for the full year in 2005, amounted to $67.8 million versus $32.0 million in 2004, an increase of approximately 112%. EBITDA for the full year 2005 was $ 96.2 million compared to $ 33.8 million during 2004.

An average of 14.4 vessels were operated during 2005 earning a blended average time charter equivalent rate of $ 20,705 per day.

Earnings per share basic and diluted for the full year 2005, calculated on 18,599,876 shares, were $3.65 compared to $2.75 in 2004, calculated on 11,640,058 shares, an increase of approximately 33%.

The results for the full year 2005 included a gain of $ 26.8 million or $1.44 per share from the sale of 4 older vessels, the M/V “Almar I”, the M/V "Petalis," the M/V "Lucky Lady" and the M/V "Fighting Lady" and a non cash charge of $5.2 million or $ 0.28 per share reflecting the effect of the management termination agreement dated March 2nd 2005, between Excel Maritime Carriers Ltd and its previous technical manager, Excel Management Ltd

CEO Christopher Georgakis commented: "We are very pleased to be reporting strong earnings for the fourth quarter and the full year 2005, with revenues up 122% and 125% over the same periods in 2004. These results reflect the successful integration of our new acquisitions into the initial fleet, as well as our balanced fleet deployment strategy of period and spot employment”

“We now have a fleet of 17 vessels with a total carrying capacity of 1,004,930 dwt. With 9 vessels, or 52% of our fleet deployed in the period markets, we believe we have generated considerable visibility of earnings for our shareholders, while at the same time being well positioned to take advantage of upswings in market conditions with the portion of our fleet which is trading in the spot market."

Mr. Georgakis continued: “2005 has been an important year in our company’s development. In the past twelve months we have successfully transformed the company in terms of fleet composition, organizational structure and corporate governance and believe we have delivered on the promises we made to our shareholders at the beginning of the year”

“We set out with five major goals and made significant and tangible progress on all of them. Our goals have been to expand and renew the fleet , to deploy the majority of our new acquisitions in the period market, to generate EBITDA from fixed charters, for each vessel, equivalent to 30% of the acquisition value within 24 months, to maintain a low net debt to total capitalization ratio and to improve the trading liquidity of our stock."

“So far, we have increased the deadweight capacity of our fleet by 180%, reduced the average fleet age by 12 years, secured over 50% of our vessels on medium to long term charters, generated EBITDA from these charters equivalent to 40% of the respective fleet acquisition value and currently maintain a 32% net debt to total capitalization ratio.”

“In addition, we believe we were the first U.S. listed dry-bulk company to have fully integrated our technical management function in-house. As of March 2005, the technical and commercial management of our fleet is conducted by Maryville Maritime Inc., our wholly owned subsidiary. We believe that this structure enables us to increase operational efficiency and control and reduce costs’”

“Finally, we implemented a number of initiatives aimed at enhancing corporate transparency, increasing investor awareness and maximizing shareholder value. In this context, in August, we announced the organization of a majority independent Board of Directors and the establishment of an Internal Audit Department. Furthermore, in September we successfully moved our listing to the New York Stock Exchange, the dominant U.S. market of choice for companies from all over the world. Our listing on the New York Stock Exchange is a milestone in our company's history and we believe it has enhanced our company's positioning, visibility and recognition within the investment community, as well as the liquidity and quality of trading of our shares with tangible benefits for our shareholders."

CFO, Lefteris Papatrifon commented: “2005 was a record making year for Excel’s profitability. At the same time, and despite our rapid expansion, we were able to maintain a strong balance sheet throughout the year. We believe that our internal cash flow generation capacity, coupled with our moderate leverage, enables us to take full advantage of expansion opportunities that may arise in 2006.”

Conference Call and Webcast:

As already announced, tomorrow, Tuesday, March 14, 2005 and at 10:00 a.m. EST, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866-819-7111 (from the US), 0800-953-0329 (from the UK) or +44(0)1452-542-301 (from outside the US). Please quote “Excel Maritime”.

In case of any problem with the above numbers, please dial 1866-869-2352 (from the US),

0800-694-1449 (from the UK) or +44(0)1452-560-304 (from outside the US). Quote “Excel Maritime”.

A telephonic replay of the conference call will be available until March 21, 2006 by dialing

1866-247-4222  (from the US), 0800-953-1533  (from the UK) or +44 1452-550-000  (from outside the US). Access Code: 1838801#

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the internet through the Excel Maritime Carriers website (www.excelmaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Updated Fleet List:

The following table represents the existing fleet as of March 13, 2006:

Name	Type	Dwt	Year Built
Panamax
Isminaki	Panamax	74,577	1998
Angela Star	Panamax	73,798	1998
Elinakos	Panamax	73,751	1997
Happy Day	Panamax	71,694	1997
Powerful	Panamax	70,083	1994
First Endeavour	Panamax	69,111	1994
Rodon	Panamax	73,670	1993
Birthday	Panamax	71,504	1993
Renuar	Panamax	70,128	1993
Forteza	Panamax	69,634	1993
Total Panamax	10	717,950
Handymax
Emerald	Handymax	45,572	1998
Princess I	Handymax	38,858	1994
Marybelle	Handymax	42,552	1987
Attractive	Handymax	41,524	1985
Lady	Handymax	41,090	1985
Goldmar	Handymax	39,697	1984
Swift	Handymax	37,687	1984
Total Handymax	7	286,980
Grand Total	17	1,004,930	12.9

Summary Fleet Data:

	Fourth Quarter 2005	Fourth Quarter 2004	12 Months 2005	12 Months 2004
FLEET DATA
Average number of vessels (1)	17.7	5.0	14.4	5.0
Available days for fleet (2)	1,574	460	5,070	1,793
Calendar days for fleet (3)	1,630	460	5,269	1,830
Fleet utilization (4)	97%	100%	96%	98%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	19,992	29,218	20,705	24,465
Vessel operating expenses (6)	4,625	4,417	4,596	4,108
General and administrative expenses (7)	1,723	3,199	1,302	1,546
Total vessel operating expenses (8)	6,348	7,616	5,898	5,654

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

TCE Results by Type of Vessel & Employment

	Fourth Quarter 2005	Fourth Quarter 2004	Full Year 2005	Full Year 2004
Capesize spot TCE Number of available days	4,667 66	45,791 184	26,119 537	39,090 695
Panamax spot TCE Number of available days	17,087 397	N/A N/A	16,475 1,130	N/A N/A
Panamax period TCE Number of available days	24,731 495	N/A N/A	25,329 1,203	N/A N/A
Handymax spot TCE Number of available days	17,998 276	18,219 276	17,182 998	15,208 1,098
Handymax period TCE Number of available days	21,018 341	N/A N/A	20,493 1,206	N/A N/A
Total fleet spot TCE Number of available days	16,318 739	29,217 460	18,683 2,665	24,465 1,793
Total fleet period TCE Number of available days	23,217 836	N/A N/A	22,908 2,409	N/A N/A

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

Condensed Statement of Cash Flows

For the Years Ended December 31, 2005 (Unaudited) and December 31, 2004 (Audited)

(Expressed in thousands of U.S. Dollars)

	2005	2004
Cash and cash equivalents, beginning of year	64,903	3,958
Provided by (Used in):
Operating Activities	73,548	32,033
Investing Activities	(417,745)	(26,220)
Financing Activities	337,786	55,132
Net increase (decrease) in cash and cash equivalents	(6,411)	60,945
Cash and cash equivalents, end of year	58,492	64,903

EBITDA Reconciliation (1)

(All amounts in thousands of US Dollars)

	Quarter ended December 31, 2005	Full Year 2005
Net Income	13,646	67,824
plus Net Interest Expense	3,027	7,676
Plus Depreciation	7,084	20,092
Plus Amortization	111	622
EBITDA	23,868	96,214

(1) Excel Maritime considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s Management uses EBITDA as a performance measure.  The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs.  EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2004

(Expressed in thousands of U.S.Dollars - except per share data)

	Fourth Quarter 2005	Fourth Quarter 2004
	Unaudited	Unaudited

REVENUES
Voyage Revenues	35,569	15,954
Revenue from managing vessels	131	135
	35,700	16,089

EXPENSES
Voyage expenses	4,100	2,514
Vessel operating expenses	7,539	1,831
Depreciation	7,084	244
Amortization for drydocking and special survey	111	161
Gain on Vessel's sale	(2,476)	-
Management fee charged by a related party	-	270
General and administrative expenses	2,810	1,471
	19,168	6,491

Operating income	16,532	9,598

OTHER INCOME(EXPENSES):

Net Interest Income (Expense)	(3,027)	15
Other Income (Expenses)	141	(23)
Total other income(expenses),net	(2,886)	(8)

Net Income	13,646	9,590

Earnings per common share, basic & diluted	0.68	0.80
Weighted average number of common shares, basis and diluted	19,929,264	11,962,296

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 (UNAUDITED)  AND DECEMBER 31, 2004 (AUDITED)

(Expressed in thousands of U.S.Dollars - except per share data)

	December 31,
	2005	2004
	Unaudited	Audited

REVENUES
Voyage Revenues, net	118,082	51,966
Revenue from managing vessels	522	637
	118,604	52,603

EXPENSES
Voyage expenses	13,105	8,100
Vessel operating expenses	24,215	7,518
Vessels Depreciation	20,092	980
Amortization of drydocking and special survey	622	733
Gain on sale of vessel	(26,795)	-
Management fee charged by a related party	-	270
Contract Termination expense (1)	5,186	-
General and administrative expenses	6,862	2,828
	43,287	20,429

Operating income	75,317	32,174

OTHER INCOME(EXPENSES):

Net Interest Income (Expense)	(7,676)	(61)
Other Income (Expenses)	183	(63)
Total other income(expenses),net	(7,493)	(124)

Net Income	67,824	32,050

Earnings per common share, basic & diluted	3.65	2.75
Weighted average number of common shares, basic and diluted	18,599,876	11,640,058

(1) Management is in the process of obtaining an independent expert valuation to corroborate their estimate of fair value

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2005 (UNAUDITED) AND DECEMBER 31, 2004 (AUDITED)

(Expressed in thousands of U.S. Dollars - except per share data)

	December 31, 2005	December 31, 2004
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	58,492	64,903
Restricted cash	7,988	2,493
Accounts receivable	2,238	2,460
Other Current Assets	1,828	1,520
Total Current Assets	70,546	71,376

FIXED ASSETS:
Advances for vessel acquisition	-	26,220
Vessels' cost	486,397	18,612
Accumulated depreciation	(20,729)	(3,997)
Office furniture & equipments	524	-
Total fixed assets	466,192	40,835

OTHER NON CURRENT ASSETS:
Restricted cash	22,282	-
Other Non Current Assets	2,004	1,386
Total Assets	561,024	113,997

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt, net of deferred financing fees	41,387	7,704
Accounts payable	3,307	1,262
Other Current Liabilities	6,827	1,600
Total Current Liabilities	51,521	10,566

LONG-TERM DEBT, net of current portion and net of deferred financing fees	221,226	5,616
STOCKHOLDERS' EQUITY:
Preferred Stock, $0,10 par value,5,000,000 shares authorized, none issued	-	-
Common Stock, $0,01 par value,49,000,000 A Class shares and 1,000,000 B
Class shares authorized:13.696,153 A Class shares and 114,946 B Class shares, issued and outstanding at December 31,2004.
19.595.153 A Class shares and 114.946 B Class shares,
issued and outstanding at December 31, 2005.	197	138
Additional paid-in capital	181,488	63,738
Shares to be issued	6,853	-
Due from related party	(2,024)	-
Retained earnings	101,952	34,128
	288,466	98,004
Less:Treasury stock (78,650 A Class shares and 588 B Class shares) at December 31,2004 and December 31,2005	(189)	(189)
Total stockholders' equity	288,277	97,815

Total Liabilities & Stockholders' Equity	561,024	113,997

About Excel Maritime Carriers Ltd

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company’s current fleet consists of 17 vessels (ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,004,930 dwt. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated:  March 13, 2006                 By: /s/ Christopher J. Georgakis

                                        ----------------------------

                                       Christopher J. Georgakis

President and Chief Executive Officer